1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	July 8, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Expands Renewable Energy Usage to Cut Carbon Emissions by More Than 2 Million tons

Hsinchu, Taiwan, R.O.C., Jul. 8, 2020 – TSMC (TWSE: 2330, NYSE: TSM) today announced that in July, the Company’s power purchasing agreements for renewable energy will total 1.2 gigawatts (GW), responding to the global call for carbon reduction and further putting green manufacturing into practice. As renewable power generation does not create carbon emissions, these purchases are expected to eliminate 2.189 million metric tons of carbon emissions per year.

To fulfill its corporate social responsibilities and pursue mutual prosperity between industry and the environment, TSMC participated in the R.O.C. Ministry of Economic Affairs’ voluntary “green power purchasing program” from 2015 to 2017, buying a total of 400 GWh in clean energy to become Taiwan’s largest purchaser of clean energy. In 2019, TSMC purchased another 910 GWh in renewable energy, renewable energy certificates, and carbon credits, enabling overseas sites to be 100% powered by clean energy. Following Taiwan’s power liberalization, TSMC is expanding its use of renewable energy and participated in Taiwan’s first group of energy wheeling transactions with 12 other companies in May 2020. Up to the end of July 2020, TSMC will sign renewable energy purchase agreements bringing the Company’s total renewable energy capacity to 1.2GW, taking tangible action to meet its commitments to environmental sustainability.

“As a driver of green manufacturing, TSMC is committed to the sustainable development of this land where we live, and we will resolutely act as responsible purchasers to actively seek all types of reasonable and practicable renewable energy solutions,” said J.K. Lin, Senior Vice President of Information Technology and Materials Management & Risk Management at TSMC. “We hope to drive the industry towards low-carbon, environmentally friendly action, while supporting the United Nations’ Sustainable Development Goals to do our utmost to develop a sustainable semiconductor supply chain.”

In addition, TSMC is actively setting renewable energy usage plans, and has updated its 2030 goals to target 25% of power consumed by TSMC fabs to be supplied from renewable energy, and 100% for non-fab facilities, with a long-term goal of supplying 100% of TSMC’s power from renewable energy. TSMC will continue to take environmentally friendly action to do its part in caring for the earth.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s largest dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 272 distinct process technologies, and manufactured 10,761 products for 499 customers in 2019 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan.

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TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-5636688 ext.7125031 Mobile: +886-988-931-352 E-Mail: pdkramer@tsmc.com